Mail Stop 6010

February 1, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Gerard A. Anderson
Chief Financial Officer
Plug Power Inc.
968 Albany-Shaker Road
Latham, NY 12110

   Re: **Plug Power Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 16, 2007
      Response Letter dated January 11, 2008
      File No. 000-27527

Dear Mr. Anderson:

   We have reviewed the above documents and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to prior comment three in which you state that the audit opinion "refers to the work of [y]our former auditors during the development stage as a matter of historical fact." However, we note from KPMG's audit opinion on page F-2 that its "opinion, insofar as it relates to the amounts included for the period June 27, 1997 through December 31, 2000, is based *solely* on the report of other auditors." It is unclear from your response whether KPMG relied on the work of other auditors for the period June 27, 1997 through December 31, 2000. Please either revise the filing to have your current auditor opine on the full cumulative period, including the period June 27, 1997 through December 31, 2000, or revise to include the separate report of the other auditors. Refer to Article 2-05 of Regulation S-X.

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief